UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 33)*

                               XO HOLDINGS, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   98417K106
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 July 11, 2011
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement constitutes Amendment No. 33 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the "Shares"), of XO Holdings, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on January 27, 2003 and amended by each of Amendments Nos. 1 through 32 (as amended by Amendment Nos. 1 through 32, the "Original 13D"), on behalf of the Filing Persons (as defined in the Original
13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.

Item 4. Purpose of Transaction

     Item 4 is hereby amended by adding the following:

     As previously disclosed, on January 19, 2011, ACF Industries Holding Corp. ("ACF Holding"), an entity wholly owned by Carl Icahn, the Chairman and holder of a majority of the outstanding Shares, sent a letter to the Issuer, pursuant to which ACF Holding made a non-binding proposal to acquire all of the outstanding Shares which it does not own, for consideration in the form of cash of $0.70 net per share.

     On July 11, 2011, ACF Holding and certain of the other Filing Persons (such Filing Persons, together with ACF Holding, the "Parent Group"), XO Merger Corp., a newly formed entity that is wholly-owned by the members of the Parent Group ("Merger Sub"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, at the effective time of the merger (the "Effective Time"), Merger Sub will be merged into the Issuer and the Issuer will become a wholly-owned subsidiary of the Parent Group (the "Merger"). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) shares owned by the Parent Group (ii) shares held in treasury of the Issuer and (iii) shares in respect of which appraisal rights have been properly exercised under Delaware law) will be canceled and will be automatically converted into the right to receive $1.40 in cash without interest plus a non-transferable, uncertificated contract right to receive a portion of certain proceeds received by Parent Group or its affiliates in excess of $1.40 per Share in certain circumstances if Parent Group or its affiliates should sell or agree to sell the Issuer or its assets within one year of the date of execution of the Merger Agreement and such sale is consummated.

     The Merger Agreement was negotiated on behalf of the Issuer by a special committee formed by the Board of Directors of the Issuer (the "Special Committee"). The Board of Directors of the Issuer, acting upon the unanimous recommendation of the Special Committee, approved the Merger Agreement and determined that the Merger Agreement and the Merger are advisable, fair to and in the best interest of the Issuer and its stockholders other than the Parent Group.

     The Merger, which is currently expected to close before the end of the third quarter 2011, is subject to closing conditions consisting of (i) the absence of any order or injunction prohibiting the consummation of the Merger and (ii) distribution of an Information Statement to the Issuer's stockholders other than the Parent Group. The Merger Agreement may be terminated by (i) mutual agreement of the parties and (ii) by either party if (x) the Merger is not consummated by December 1, 2011 or (y) a final law or order prohibits the consummation of the Merger.

     The members of the Parent Group that beneficially own approximately 91% of the votes entitled to be voted for adoption of the Merger Agreement have taken action by written consent dated July 11, 2011 to adopt the Merger Agreement in accordance with the General Corporation Law of the State of Delaware.

     The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference. The Merger Agreement has been attached to provide information regarding its respective terms. It is not intended to provide any other factual information about the Issuer, Merger Sub or the Filing Persons. In particular, representations, warranties and covenants contained in the Merger Agreement were made solely for purposes of the Merger Agreement, may have been used for purposes of allocating risk among the Issuer, the Parent Group and Merger Sub rather than establishing matters of fact and should not be relied upon by any stockholder of the Issuer (other than the Parent Group), nor should any such stockholder rely upon any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer, the Parent Group, Merger Sub, or any of their respective subsidiaries or affiliates.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 is hereby amended by adding the following:

     On July 11, 2011, the Parent Group, Merger Sub and the Issuer entered into the Merger Agreement.

Item 7. Material to be Filed as Exhibits

     Exhibit 1   The Merger Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2011


ACF  INDUSTRIES  HOLDING  CORP.

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Vice  President


HIGHCREST  INVESTORS  CORP.

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Vice  President


BUFFALO  INVESTORS  CORP.

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  President


STARFIRE  HOLDING  CORPORATION

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Treasurer


ARNOS  CORP.

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Authorized  Signatory

ARNOS  SUB  CORP.

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  President


BARBERRY  CORP.

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Treasurer


HOPPER  INVESTMENTS  LLC
BY:  Barberry  Corp.,  its  sole  member

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Treasurer


HIGH  RIVER  LIMITED  PARTNERSHIP
BY:  Hopper  Investments  LLC,  its  general  partner
BY:  Barberry  Corp.,  its  sole  member

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Treasurer



UNICORN  ASSOCIATES  CORPORATION

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Vice  President

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN